200 East Long Lake Road Suite 300 Bloomfield Hills, Michigan 48304-2324	T 248.258.6800 www.taubman.com

Via EDGAR & Facsimile

April 25, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel L. Gordon

Re:         Taubman Centers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-11530

Dear Mr. Gordon:

We refer to your letter dated April 14, 2011, in which you provided comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 25, 2011 (the “2010 Form 10-K”). This letter responds to the staff’s comments as indicated below.  For convenience of reference, each staff comment contained in your April 14, 2011 comment letter is reprinted below in bold italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Rental Rates, page 7

1. In future periodic filings, please provide quantitative disclosure regarding the impact of tenant expense reimbursements and concessions, such as free rent, on average rent. Please also revise accordingly the disclosure on page 31.

Rental concessions - The Company modifies its tenant leases from time to time, including modifications to provide concessions.  Concessions are negotiated in response to weak tenant sales performance and/or other individual circumstances impacting a tenant’s ability to pay the full amount of required rent, and are generally not employed for other reasons (e.g. free rent incentives at commencement of leases).   However, the Company’s average rent disclosures reflect the actual contractual terms of the leases in effect as of the reporting date, and therefore include the impact of any concessions.  With this in mind, we believe that our disclosures of historical average rent, when coupled with forward-looking guidance about rentals (for example, see page 30 of the 2010 Form 10-K), already provide sufficient understanding of the impacts of concessions on the Company’s operations.    We also suggest that rental concessions, estimated to have historically reduced contractual rent across our combined portfolio by less than 5%, have not been and are not expected to be material in relation to the minimum rent revenue line item.   Additionally, rental concessions would not have significantly impacted the year-over-year trend in average rent in 2010, which declined from 2009 by less than 1% when computed both with and without the impact of concessions.  Therefore, we respectfully suggest that the additional quantitative disclosure requested will not provide material new information and, as a result, do not propose to provide such disclosure.   However, the Company will clarify in future filings that its average rent statistics reflect the contractual rental terms currently in effect, including the impact of rental concessions.

Expense reimbursement concessions - Expense reimbursements do not impact average rent.  Such reimbursements are recognized in a financial line item (“Expense Recoveries”) separate from minimum rentals and therefore do not enter into the computation of the Company’s rent per square foot statistics.   However, the estimated impact of relief given for expense reimbursements is significantly less than that for rentals and, as a result, we suggest that such concessions have not been and are not expected to be material to the expense recoveries revenue line item.

Results of Operations, page 33

2.  In future periodic filings, please provide more detailed disclosure regarding trends in your tenant improvement costs, tenant concessions and leasing commissions. Please provide this disclosure on a per square foot basis.

Tenant improvement costs and leasing commissions - We acknowledge tenant improvement costs and leasing commissions are important uses of the Company’s capital resources.  The Company regularly provides comparative disclosures of these items (1) on a per square foot basis in its annual reports (see 2010 Form 10-K, “Liquidity and Capital Resources – Capital Spending”, pg. 51) and (2) in absolute dollar amounts in its quarterly reports (for example, see the Company’s Form 10-Q for the quarter ended September 30, 2010 “Liquidity and Capital Resources – Capital Spending”, pg. 43).   However, the Company has generally limited its disclosures within Results of Operations to significant changes, trends, or uncertainties that could materially affect the Company’s reported net income, funds from operations, or individual revenue or expense line items.   As the Company capitalizes tenant improvement costs and leasing commissions (for further information, see Summary of Significant Accounting Policies – Capitalization in on pages F-10 and F-11 of the 2010 Form 10-K regarding “tenant allowances” and “deferred leasing costs”), these items impact the Company’s results of operations through depreciation and amortization expense, as recognized over the terms of the underlying tenant leases.   In that regard, the impacts of trends in tenant improvement costs and leasing commissions on the Company’s earnings are greatly moderated by the Company’s often lengthy tenant lease terms (e.g. in 2010, the average term of new tenant leases signed in 2010 was seven years).   Therefore, we believe that additional disclosure regarding tenant improvement costs and leasing commissions is not warranted within Results of Operations and respectfully suggest that the Company’s recurring disclosures within Liquidity and Capital Resources provide sufficient information about these items.

Tenant concessions –   The Company provides forward-looking guidance about average rents (for example, see page 30 of the 2010 Form 10-K) that is net of rental concessions.  For the reasons outlined above in our response to the staff’s Comment #1 regarding the impact of concessions, we do not believe any additional disclosure of trends in tenant concessions is warranted within Results of Operations.

Application of Critical Accounting Policies

Capitalization of Development Costs, page 41

3.  In future filings please disclose the amount of development charges that you have incurred for all years presented as it relates to pre-development where you have an option to acquire land and development charges. In addition, please disclose the types of costs that you capitalize during the capitalization phase (i.e. payroll, real estate taxes, etc.).

Pre-development - The Company discloses the amount of its total charge to operations for domestic and non-U.S. pre-development activities in Note 3 to its consolidated financial statements.  The Company also provides forward-looking guidance about this charge within Results of Operations (for example, see page 38 of the 2010 Form 10-K).     Pre-development charges in 2010, 2009, and 2008 were $16.0 million, $12.3 million, and $18.5 million, respectively, and represented less than 3% of consolidated expenses in each of the respective periods. Of these amounts, $0.3 million, $0.7 million, and $2.0 million, related to projects with land under option.  In future annual filings, the Company will provide disclosure of its total charge to operations for domestic and non-U.S. pre-development activities in the Application of Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations, and if material, the amount that relates to projects with land under option.

Cost Capitalization – The Company discloses the types of costs that are capitalized during the capitalization phase in the notes to its consolidated financial statements on page F-10 under the heading Capitalization, as excerpted below:

Direct and indirect costs that are clearly related to the acquisition, development, construction and improvement of properties are capitalized. Compensation costs are allocated based on actual time spent on a project. Costs incurred on real estate for ground leases, property taxes, insurance, and interest costs for qualifying assets are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress.

In future annual filings, the Company will provide a similar disclosure in the Application of Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

4.  In future filings disclose total payroll costs that are either capitalized or deferred for each year presented.

In future annual filings, the Company will disclose in the Application of Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations total payroll costs, if and when material, relating to the development of new shopping centers that are either capitalized or deferred for each year presented.   Note, however, that in the periods covered by the 2010 Form 10-K, the Company has not capitalized any material payroll costs for this purpose, largely as a result of the slowdown of new shopping center development caused by the recent recession.  The Company is being reimbursed for payroll costs relating to the only new shopping center under construction during these periods.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-7610.   Also, we request that any future correspondence by fax be sent to (248) 258-7601, an update from the fax number that may otherwise be on file for our company.

Very truly yours,

/s/ Lisa A. Payne___________________________
Lisa A. Payne
Vice Chairman and Chief Financial Officer

cc:           Mr. William Demarest
Ms. Sandra Hunter
Mr. Donald J. Kunz, Esq.
Mr. Michael S. Ben, Esq.